SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2003
DIVISION OF MARKET REGULATION

**AM 3/5/2003

3-7-03

[redacted]

03014442

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 28 2003

SEC FILE NUMBER
8- 12077

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and ~~Rule 17a-5 Thereunder~~

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JAMES I BLACK & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S FLORIDA AVENUE
(No. and Street)

LAKELAND (City) FL (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JESS G TUCKER 813-686-4163
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NOBLES DECKER LENKER & CARDOSO CPA'S PA
(Name – *if individual, state last, first, middle name*)

102 W WHITING ST STE 201 (Address) (City) FL (State) 33602-5114 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES I BLACK, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES I BLACK & COMPANY, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JESS G. TUCKER
Notary Public, State of Florida
My comm. exp. Jan. 27, 2006
Comm. No. DD 086983

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~. STATEMENT OF CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT ON INTERNAL ACCOUNTING CONTROL

AND

CLIENT ADVISORY COMMENTS

JAMES I. BLACK & COMPANY

DECEMBER 31, 2002

NOBLES, DECKER, LENKER & CARDOSO
Professional Association

Certified Public Accountants

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

102 W. WHITING STREET
SUITE 201
TAMPA, FLORIDA 33602-5114

TELEPHONE
813-223-3455
FAX
813-223-3515

February 24, 2003

Board of Directors
James I. Black & Company
Lakeland, Florida

In planning and performing our audit of the financial statements of James I. Black & Company, for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by James I. Black & Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3) Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Nobles Decker Lenker + Cardoso

NOBLES, DECKER, LENKER & CARDOSO

COMMENTS AND OBSERVATIONS

I. Accounting and Reconciliation Procedures

During the course of our audit, we noted that the Company improved their procedures regarding proper recording of clearing fees and bank charges and the related reconciliation to third party information. However, the Company could further their improvement by implementing the use of a monthly procedural checklist to insure the recordation of differences, if any. The Company should be commended for their enhanced compare and reconciliation procedures implemented in 2003.

Additionally, it should be noted that numerous account reclassifications were necessary in order to consistently reflect expenses for both financial statement and tax return preparation. It is suggested that the Company expand its chart of accounts in order that expenditure categorization be readily determinable by personnel recording transactions.

II. Recording Annual Costs

In order to further enhance its interim financial information, the Company should estimate annual costs such as depreciation. Such annual costs should be provided for on a monthly basis and reflected in any interim financial statements.

AUDITED FINANCIAL STATEMENTS

JAMES I. BLACK & COMPANY

DECEMBER 31, 2002

NOBLES, DECKER, LENKER & CARDOSO

Professional Association

Certified Public Accountants

AUDITED FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY
DECEMBER 31, 2002

	Page
Independent Auditor's Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplementary Financial Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	14

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

102 W. WHITING STREET
SUITE 201
TAMPA, FLORIDA 33602-5114

TELEPHONE
813-223-3455
FAX
813-223-3515

INDEPENDENT AUDITOR'S REPORT

Board of Directors
James I. Black & Company
Lakeland, Florida

We have audited the accompanying statements of financial condition of James I. Black & Company as of December 31, 2002 and 2001, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of James I. Black & Company as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nobles Decker Lenker & Cardoso

February 24, 2003

STATEMENTS OF FINANCIAL CONDITION
JAMES I. BLACK & COMPANY

	December 31, 2002	2001
ASSETS		
Cash	$ 78,704	$ 45,428
Deposits with clearing organizations	40,251	38,544
Receivables:		
Brokers-dealers and clearing organizations	2,584	13,744
Brokerage customers	4,400,684	3,033,942
Securities, at market value	9,447	26,247
Refundable income taxes	6,074	2,118
Exchange memberships, at cost (approximate market value $30,000 in 2002 and $52,000 in 2001)	5,000	5,000
Furniture and equipment, net of accumulated depreciation of $74,083 and $63,466, respectively	35,586	45,003
	$ 4,578,330	$ 3,210,026
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short-term bank loans	$ 2,496,000	$ 1,170,000
Payables:		
Brokers-dealers and clearing organizations	121,547	67,971
Brokerage customers	1,009,640	979,378
Accounts payable and accrued expenses	17,189	12,665
Accrued profit sharing contribution	-0-	36,816
Capital lease obligation	-0-	1,614
Total Liabilities	3,644,376	2,268,444
Stockholders' equity		
Common stock, no par value; 500 shares authorized, issued and outstanding at a stated value of $100 per share	50,000	50,000
Additional paid-in capital	25,000	25,000
Retained earnings	858,954	866,582
Total Stockholders' Equity	933,954	941,582
	$ 4,578,330	$ 3,210,026

See Notes to Financial Statements

STATEMENTS OF INCOME
JAMES I. BLACK & COMPANY

	Year Ended December 31, 2002	2001
REVENUES		
Commissions	$ 1,368,904	$ 1,507,230
Interest	214,451	227,195
Other	15,093	13,430
	1,598,448	1,747,855
EXPENSES		
Employee compensation and benefits	1,002,733	1,106,388
Interest	50,240	94,294
Floor brokerage, exchange and clearance fees	106,260	71,326
Communications and data processing	228,414	197,637
Occupancy	159,251	168,811
Other	58,417	90,872
	1,605,315	1,729,328
INCOME (LOSS) BEFORE INCOME TAXES	(6,867)	18,527
Provision for income taxes	761	6,972
NET INCOME (LOSS)	$(7,628)	$ 11,555

See Notes to Financial Statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
JAMES I BLACK & COMPANY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2000	$ 50,000	$ 25,000	$ 855,027	$ 930,027
Net income			11,555	11,555
Balance at December 31, 2001	$ 50,000	$ 25,000	$ 866,582	$ 941,582
Net income (loss)			(7,628)	(7,628)
Balance at December 31, 2002	$ 50,000	$ 25,000	$ 858,954	$ 933,954

See Notes to Financial Statements

STATEMENTS OF CASH FLOWS
JAMES I. BLACK & COMPANY

	Year Ended December 31, 2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$(7,628)	$ 11,555
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	20,078	28,789
Gain on disposal of assets	(6,001)	-0-
(Increase) decrease in operating assets:		
Deposits with clearing organizations	(1,707)	1,456
Receivables:		
Brokers-dealers and clearing organizations	11,160	(13,744)
Brokerage customers	(1,366,742)	521,873
Securities	16,800	13,991
Refundable income taxes	(3,956)	(2,118)
Increase (decrease) in operating liabilities:		
Short-term bank loans	1,326,000	(506,000)
Payables:		
Brokers-dealers and clearing organizations	53,576	(10,824)
Brokerage customers	30,262	23,487
Income taxes payable	-0-	(2,625)
Accounts payable and accrued expenses	(32,292)	(68,052)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	39,550	(2,212)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of furniture and equipment	(13,660)	(7,011)
Proceeds from sale of equipment	9,000	-0-
NET CASH USED BY INVESTING ACTIVITIES	(4,660)	(7,011)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on capital lease obligation	(1,614)	(6,237)
NET CASH USED BY FINANCING ACTIVITIES	(1,614)	(6,237)
NET INCREASE (DECREASE) IN CASH	33,276	(15,460)
CASH AT BEGINNING OF YEAR	45,428	60,888
CASH AT END OF YEAR	$ 78,704	$ 45,428
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 49,812	$ 105,622
Income tax paid	$ 4,717	$ 11,715

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity: James I. Black & Company (the Company) was founded in 1964 and is primarily engaged in the securities brokerage business in Lakeland, Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission.

Security Transactions: Securities transactions and related commission revenues and expenses of the Company are recorded in the accounts on a trade date basis. The customers' securities are recorded on a settlement date basis. The Company's accounting and reporting policies conform to generally accepted accounting principles.

Securities: Securities owned by the Company are valued at market and the resulting unrealized gains and losses are reflected in income.

Furniture and equipment: Furniture and equipment are stated at cost. Depreciation is determined using both the straight-line and the declining-balance methods over the estimated useful lives of the assets, ranging from three to five years. Depreciation includes the amortization of capital equipment lease.

Pervasiveness of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising: The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense was $6,759 and $8,450 for the years ended December 31, 2002 and 2001, respectively.

NOTE B -- RECEIVABLE FROM AND PAYABLE TO BROKERAGE CUSTOMERS

Accounts receivable from and payable to brokerage customers include amounts arising from cash and margin transactions. Securities owned by brokerage customers are held as collateral for receivables. Such collateral is not reflected in the accompanying financial statements.

NOTE C -- BANK LOANS

The Company makes short-term bank loans under a credit agreement of up to $2,500,000. The borrowings are payable on demand and are fully collateralized by the customers' margin account securities at a 70% advance ratio. The interest rate charged is .5 percentage point (1/2%) above the bank's prime rate (3% at December 31, 2002). As of December 31, 2002 and 2001, the bank loan balances of $2,496,000 and $1,170,000, respectively, were collateralized by margin customer securities of $4,256,962 and $2,940,456, respectively.

NOTE D -- CAPITAL LEASE OBLIGATION

During the year ended December 31, 1999, the Company acquired equipment through a capital lease obligation. The capitalized cost of the asset acquired under the capital lease obligation totaled $17,967 less accumulated depreciation of $15,452 and $13,439 at December 31, 2002 and 2001, respectively. The capital lease obligation was paid in full as of December 31, 2002.

NOTE E -- INCOME TAXES

The components of the provision for corporate income tax are as follows:

	2002	2001
Current		
Federal	$ 761	$ 5,233
State	-0-	1,739
	$ 761	$ 6,972

A reconciliation of the expected and the reported provision for corporate income tax follows:

	2002	2001
Provision expected based on statutory rates	$ -0-	$ 3,645
Effect of non-deductible items, net	761	2,786
Other items, net	-0-	541
	$ 761	$ 6,972

NOTE F -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). As a result, the Company is required to maintain a minimum net capital level. As of December 31, 2002, the Company had net capital of $861,169 and net capital requirements of $250,000, resulting in $611,169 capital in excess of the minimum required.

NOTE G -- PROFIT SHARING PLAN

The Company has a noncontributory profit-sharing plan, which covers substantially all full-time employees. The Board of Directors annually determines the amount contributed. For the years ended December 31, 2002 and 2001, company contributions were $-0- and $60,000, respectively.

NOTE H -- RELATED PARTY TRANSACTIONS

The Company leases office space on a month to month basis to an entity owned by two of its stockholders. These rents paid, which are included in occupancy expenses for the years ended December 31, 2002 and 2001, were $65,000 and $81,000, respectively. Annual building rentals of $65,000 and $81,000 are included in occupancy expenses for the years ended December 31, 2002 and 2001, respectively.

NOTE I -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities and commodities as either principal or agent on behalf of its cash or margin customers. If either the customer or a counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

NOTE J -- SUBORDINATED LIABILITIES

The Company did not have liabilities subordinated to claims of general creditors as of December 31, 2002 and 2001, nor were there any increases or decreases in such liabilities during the respective years then ended.

NOTE K -- CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits during the year. However, there were no concentration risks as of December 31, 2002 and 2001.

NOTES TO FINANCIAL STATEMENTS -- CONTINUED
JAMES I. BLACK & COMPANY

NOTE L -- COMMITMENTS

The Company has entered into non-cancelable equipment leases and future minimum rentals are as follows:

December 31	Amount
2003	$ 20,217
2004	19,001
2005	12,165
2006	5,596
	$ 56,979

Annual equipment rental expenses included in occupancy and equipment expenses for the years ended December 31, 2002 and 2001 were $26,201 and $14,493, respectively.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JAMES I. BLACK & COMPANY

As of December 31, 2002

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2002

Stockholders' equity		$ 933,954
Deductions and charges		
Non-allowable assets		
Exchange memberships	5,000	
Furniture and equipment	35,586	
Refundable income tax deposits	6,074	
Unsecured accounts	23,291	
		69,951
Net capital before haircuts on security position		864,003
Less:		
Haircuts on security positions		2,834
Net capital		$ 861,169
Aggregate indebtedness		$ 3,639,855
Minimum net capital required		$ 250,000
Excess net capital		$ 611,169
Excess net capital at 1000%		$ 497,183
Ratio: Aggregate indebtedness to net capital	4.23 to 1	

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of
December 31, 2002)

Net capital as reported in Company's Part II (unaudited Focus report)	$ 863,981
Change in clearance and other operating expenses, net	(2,812)
Net capital per above	$ 861,169

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2002

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 1,009,640
Monies borrowed, collateralized by securities carried for the accounts of customers	2,496,000
Customers' securities failed to receive (including balances in continuous net settlement accounts)	121,547
Total credit items	3,627,187
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	4,252,172
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-0-
Total debit items	4,252,172
RESERVE COMPUTATION	
Excess of total debits over total credits	$ 624,985
Required deposit	NONE
RECONCILIATION WITH COMPANY'S COMPUTATION (included In Part II of Form X-174-5 as of December 31, 2002)	
Excess as reported in Company's Part II (unaudited Focus report)	$ 655,368
Change in settlement accounts and unsecured accounts, net	30,383
Excess per this computation	$ 624,985

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2002

	Market Value	Number of Items
1) Customers' fully paid and excess margin securities not in the Company's possession or control as of December 31, 2002 but for which instructions to reduce possession or control had been issued as of December 31, 2002, but for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JAMES I. BLACK & COMPANY

As of December 31, 2002

The Company is exempt from making the daily computations of segregation and secured amount requirements pursuant to Section 4d(2) of the Commodity Exchange Act and Regulation 30.7 and the regulations thereunder, and the segregation of funds and secured amounts based upon such computations. As an introducing broker-dealer, the Company clears all commodities transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records thereto.